SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)[1]

Xerox Corporation

(Name of Issuer)

Common Stock, $1 par value

(Title of Class of Securities)

984121 60 8

(CUSIP Number)

Darwin Deason

5956 Sherry Ln, Suite 800

Dallas, TX 75225

(214) 378-3600

ROBERT J. LECLERC

KING & SPALDING LLP

1185 AVENUE OF THE AMERICAS

NEW YORK, NY 10036

(212) 556-2204

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_________________

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS Darwin Deason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,322,341*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,322,341*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,778,428**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%**
14	TYPE OF REPORTING PERSON IN

* Includes 6,741,572 Shares issuable upon the conversion of 180,000 shares of Xerox Series B Preferred Stock.

** Includes 23,456,087 Shares beneficially owned by Carl C. Icahn and his affiliates and 6,741,572 Shares issuable upon the conversion of 180,000 shares of Xerox Series B Preferred Stock, owned by Mr. Deason and his affiliates. As previously disclosed, the Reporting Person has agreed to act in concert with Mr. Icahn and his affiliates with respect to certain matters, and as a result, the Reporting Person and Mr. Icahn and his affiliates have formed a "group" within the meaning of Section 13(d)(3) of the Act (the “Act”). The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the Shares beneficially owned by the Reporting Person and all of the Shares beneficially owned by Mr. Icahn and his affiliates. However, the Reporting Person expressly disclaims beneficial ownership of the 23,456,087 Shares beneficially owned by Mr. Icahn and his affiliates. Mr. Icahn and his affiliates expressly retain sole voting and dispositive power over such 23,456,087 Shares, and the Reporting Person has neither sole nor shared voting or dispositive power over such 23,456,087 Shares. Mr. Icahn and his affiliates have filed a separate Schedule 13D with respect to their interests.

This amendment No. 3 to Schedule 13D relates to the Schedule 13D filed on January 17, 2018 (the “Original Schedule 13D”) by the Reporting Person (“Amendment No. 3”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 13, 2018 Darwin Deason filed a complaint against Fujifilm Holdings Corp. (“Fuji”), the Issuer, the Issuer’s directors, and Ms. Ursula M. Burns, the Chairman of the Board of Directors of the Issuer between May 2010 and May 2017, and CEO from July 2009 until May 2016 (the “Complaint”) in the Supreme Court of the State of New York to, among other matters, enjoin Fuji, and all persons acting in concert with them, from proceeding with the previously announced change of control transaction whereby Fuji will acquire majority ownership and control of the Issuer.

A copy of Mr. Deason’s press release of February 13, 2018, relating to the Complaint is attached as Exhibit 99.1 and incorporated herein by reference. A copy of the Complaint is attached as Exhibit 99.2 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release dated February 13, 2018

99.2	Complaint dated February 13, 2018

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

By:	/s/ Darwin Deason
Darwin Deason